Mandelbaum Salsburg P.C.
Vincent J. McGill	1270 AVENUE OF THE AMERICAS, Suite 1808	Direct Dial: 212 324-1876
Partner	NEW YORK, NEW YORK 10020	E-mail: vmcgill@lawfirm.ms

August 1, 2018

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Joshua Shainess

Re:	One Horizon Group, Inc. Current Report on Form 8-K/A filed on July 27, 2018 File No. 001- 36530

Dear Mr. Shainess:

        On behalf of our client, One Horizon Group, Inc. (the “Company”), on Friday, July 27, 2018, we filed an amendment to the Form 8-K reporting the acquisition of Banana Whale Studios Pte Ltd (“Banana Whale”) to include the audited financial statements of the acquired company and the Company’s pro forma financial information after giving effect to the acquisition.

With respect to the accounting treatment of the obligations that will arise in connection with the acquisition of the Company’s interest in Banana Whale, upon further reflection and consideration, the Company has directed us to advise the Staff as follows:

1.	Currently the cost of the investment in Banana Whale is shown at market value of the Company’s stock issued at the date of issue. At the end of each accounting period, based upon the performance of Banana Whale as of the end of such period, the Company will assess the likely ultimate dollar earn-out payment to be made to the Banana Whale shareholders. The value of the asset in the Company’s books will be varied up or down by a journal entry to the cost of investment with the other side of the journal entry reflected as an earn-out liability (or if downwards then as a reduction in shareholders equity). At the end of the earn-out period the correct number of shares will be issued/reclaimed based on the financial performance of Banana Whale during the earn-out period based on the applicable share price calculation per the Exchange Agreement. Any amount due the Banana Whale shareholders will be settled in Common Stock unless the number of shares to be retained by Banana Whale’s shareholders exceeds the 19.99% threshold, in which case the excess will be settled in cash.

Please call me or Mark Orenstein at (212) 324-1877 if you have any further comments or questions.

The Company would like to submit an acceleration request for the resale registration statement as soon as practicable.

Very truly,

/s/ Vincent J. McGill